FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 12, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company name:	Magyar Telekom Plc.	Company address: e-mail address:	H-1013 Budapest Krisztina krt. 55. investor.relations@telekom.hu
IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Interim management report — First quarter 2010 results

Economic difficulties continue to exert downward pressures

Budapest — May 12, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first quarter of 2010, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues were down by 7.5% to HUF 147.4 bn in the first quarter of 2010 compared with the same period in 2009. This was mainly due to lower fixed voice and data revenues in all three countries together with a decline in Hungarian mobile voice and SI/IT revenues. These declines were partly offset by growth in Hungarian mobile internet and TV revenues. However, the significant appreciation in the Hungarian forint resulted in lower revenue contributions from the international subsidiaries reflecting the translation impact (both the Macedonian Denar and the Euro weakened by 7.8% relative to the forint in the quarter compared to the same period in 2009).

•                  EBITDA declined by 10.7% to HUF 57.7 bn, with an EBITDA margin of 39.1%. Underlying EBITDA, which is EBITDA excluding investigation-related costs (HUF 0.5 bn in Q1 2010 against HUF 1.7 bn in Q1 2009), as well as severance payments and accruals (HUF 1.0 bn in Q1 2010 against HUF 0.4 bn in Q1 2009) decreased by 11.1%. Underlying EBITDA margin was 40.2% in the first quarter of 2010 compared to 41.8% in the same period of 2009. Despite lower levels of voice related payments, reflecting the lower traffic volume and the cut in the Hungarian mobile termination rates, and the decrease in other operating expenses driven by our cost cutting initiatives, this was not sufficient to offset the high margin voice revenue decline. Furthermore, the strengthening of the Hungarian forint also had a negative impact when consolidating the EBITDA contributions from our foreign subsidiaries.

•                  Profit attributable to owners of the parent company (net income) decreased by 23.6%, from HUF 21.5 bn to HUF 16.4 bn. The decline was primarily driven by lower EBITDA, only partly offset by lower net financial expenses due to a significant net foreign exchange loss experienced last year as opposed to a net foreign exchange gain in 2010. Overall, income tax increased as the abolishment of double deductibility of the local business tax in Hungary and the Macedonian tax law changes in 2009, which resulted in lower tax expenses in Macedonia in Q1 2009, were only partly offset by the lower tax base in the first quarter of 2010 and the removal of the solidarity tax in Hungary from this year on.

•                  Net cash generated from operating activities decreased from HUF 50.5 bn to HUF 39.8 bn. The lower EBITDA was compounded by a deterioration in working capital, primarily due to differences in the timing of settlements with trade creditors throughout the year.

•                  Investment in tangible and intangible assets (CAPEX) decreased by HUF 4.2 bn to HUF 15.7 bn in the first quarter of 2010 compared to the same period in 2009. Of total CAPEX, HUF 4.9 bn is related to the Consumer Services Business Unit, HUF 0.7 bn to the Business Services Business Unit, HUF 0.2 bn to Group Headquarters and HUF 7.0 bn to the Technology Business Unit, whilst in Macedonia and Montenegro, the CAPEX spending was HUF 1.9 bn and HUF 0.6 bn, respectively.

•                  Net debt increased from HUF 217.8 bn to HUF 265.3 bn by the end of March 2010 compared to the end of March 2009 level. The significant increase was due to the strengthening of the forint between the two

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periods (by 13.9% compared to the Euro and by 14.1% compared to the Denar) which had a negative impact on the forint value of the cash held at our international subsidiaries. The net debt ratio (net debt to total capital) was 30.0% at the end of March 2010.

Christopher Mattheisen, Chairman and CEO commented: “In the first quarter of 2010, the substantial headwinds we experienced in the previous quarters driven by the economic downturn, strong competition and saturated core markets continued to put pressure on our business performance. Consequently, total revenues declined by 7.5%, primarily driven by decreasing voice revenues while underlying EBITDA was lower by 11% in the first quarter as our strict cost cutting initiatives could not fully offset the negative trends in voice services. Nevertheless, despite the unfavorable market conditions seen in the first quarter, we remain confident in our ability to improve our financial performance once the economic indicators which drive demand for our services start to show signs of recovery, which is expected towards the end of the year.

In the meantime, we continue to focus on strengthening our market positions and further improving operating and cost efficiencies by streamlining our organization. During recent months, not only did we maintain our leading core market positions, but we were able to increase our share of the mobile internet and TV market. Thanks to our attractive satellite TV and IPTV offerings, Magyar Telekom is now the second biggest pay-TV operator in Hungary. Going forward, our aim is to become the leader in this market.

Furthermore, we have recently announced a number of important changes to the Company’s organizational set-up aimed at improving further our operating and cost efficiencies. This will allow us to react with greater speed and effectiveness to changes in the market place and the wider economic environment. These initiatives, which will affect several areas of the Company, will also allow us to serve more efficiently the mass market segment, which makes up the majority of our revenues.”

Consumer Services Business Unit (CBU)

Revenues before inter-segment elimination fell by 4.0% to HUF 75.8 bn and EBITDA declined by 4.7% to HUF 44.4 bn in the first quarter of 2010 compared to the same period of 2009. EBITDA margin was broadly stable, as our disciplined efficiency improvement efforts offset the negative revenue impact. CAPEX amounted to HUF 4.9 bn in the first quarter with a significant proportion relating to the satellite TV operations.

•                  Fixed line revenues declined by 5.2% in Q1 2010 compared to the same period in 2009. The decline was mainly driven by a decrease in voice revenues due to the high level of mobile substitution and migration to cheaper IP- and cable-based voice solutions. Besides the increased churn in our customer base, the above mentioned factors put pressure on traffic volume and average tariff levels. In addition, although the number of broadband customers continued to increase (now exceeding 617,000), internet revenues slightly decreased by 0.9%, reflecting the declining tariffs and the increased migration towards lower priced packages. The negative impacts were partially offset by the 18.0% growth in first quarter TV-related revenues, resulting from growth in the customer base. The number of total TV customers reached 678,000 by the end of March with growth mostly driven by the satellite TV service, while demand for IPTV also strengthened.

•                  Mobile revenues declined by 3.0% to HUF 43.7 bn in the first quarter as the declining number of customers coupled with lower average tariff levels could not be offset by higher usage. At the same time, the 16% cut in mobile termination rates effective from January 2010 negatively impacted wholesale revenues. Although T-Mobile’s residential customer base decreased compared to the end-March 2009 level, this trend was driven mainly by the increased churn of inactive customers and cancellations of multiple SIM cards, thus T-Mobile still remained the clear market leader with a market share of 44.3% amongst active customers. At the same time, the mobile broadband market continued to expand, with the number of residential mobile internet customers increasing by 84.0%, to exceed 357,000.

Business Services Business Unit (BBU)

Revenues before inter-segment elimination were down by 7.7% to HUF 39.6 bn while EBITDA decreased by 7.4% to HUF 18.8 bn in the first quarter of 2010. Consequently, the EBITDA margin slightly increased from 47.2% to 47.4%, reflecting the considerable efforts made to improve efficiency in light of the revenue decline.

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•                  Fixed line revenues were down by 12.2% to HUF 11.2 bn reflecting the difficult macroeconomic environment, which led to a contraction in telecommunications spending. In the fixed line segment, revenue erosion accelerated as churn was high both among voice, data and internet customers. In addition, usage also declined driven by mobile substitution, resulting in an 18.0% decline in voice retail revenues.

•                  Mobile revenues decreased by 4.9% to HUF 15.6 bn driven by the recessionary impacts and the intense competition. Consequently, churn remained high whilst average tariff levels and usage continued to decline in the first quarter of 2010. Although non-voice revenues increased thanks to the increasing usage of mobile broadband, and now represent 25.3% of corporate clients’ ARPU, overall ARPU was down by 10.3% in the first quarter compared to the same period last year. ARPU was also negatively affected by the cut in mobile termination rates effective from January 2010.

•                  SI/IT revenues were down by 6.8% to HUF 12.7 bn in the first quarter of 2010. The decline was driven by lower investment levels, both at the private and the public sector, in response to the current economic environment. Furthermore, last year the first quarter results were positively impacted by higher outsourcing revenues predominantly due to a one-off sale of assets in a finance lease transaction.

Macedonia

In Macedonia, revenues decreased by 11.8% to 18.4 bn in the first quarter of 2010 compared to the same period in 2009, with EBITDA declining by 28.6%. Excluding the FX impact (the Hungarian forint strengthened on average by 7.8% to the Denar in the first quarter), revenues were down by 4.4% and EBITDA declined by 22.6%. EBITDA margin was down to 44.5% compared to 55.0% a year earlier, reflecting the intensifying competition putting pressure on prices both in the fixed and mobile segments, a one-off provision of HUF 0.6 bn relating to a legal case and the HUF 0.9 bn of other operating expenses booked in relation to the implications of the final report on the internal investigation.

•                  Fixed line revenues declined by 11.2% in local currency terms, driven by intense competition from alternative operators and mobile substitution. These, coupled with the unfavorable economic environment, resulted in a further decline in outgoing traffic volumes and a high annual churn rate that exerted further pressure on voice revenues. On the other hand, the growing demand for double and triple play packages resulted in higher internet and TV revenues, which helped to mitigate the fixed revenue decline.

•                  Mobile revenues were higher by 1.9% in local currency terms driven by a significant improvement in the customer mix. Although the overall customer base slightly declined by 1.4%, T-Mobile Macedonia recorded a 11.7% increase in the number of its postpaid customers driving the postpaid ratio up to 31.8% from 28.1% a year earlier. As a result, MOU significantly increased. However, the intense price pressure driven by the fierce competition somewhat limited ARPU growth opportunities. Consequently, ARPU in local currency terms showed a 4.7% rise in the first quarter of 2010 compared to the same period last year.

Montenegro

Revenues of the Montenegrin subsidiary were down by 9.4% to HUF 7.4 bn in the first quarter of 2010 compared to the same period in 2009 and EBITDA was also down by 35.6%. However, excluding the FX impact (the Hungarian forint strengthened on average by 7.8% against the Euro year-on-year), revenues declined by 1.7%, while EBITDA was down by 30.2%. The decline in EBITDA was driven principally by the headcount reduction-related severance expense of HUF 0.9 bn accounted for in the first quarter of 2010. Stripping that expense item out, EBITDA (in local currency terms) increased by 3.5% and the EBITDA margin improved from 34.4% to 36.2%.

•                  Fixed line revenues declined by 1.6% in local currency terms in the first quarter of 2010 caused principally by lower retail and wholesale voice revenues that were only partly offset by increasing internet and TV revenues. The decrease in voice revenues was due to increased mobile substitution brought about primarily by significantly lower mobile tariffs following the entrance of the third mobile operator that intensified further the competitive environment.

•                  Mobile revenues were down by 1.7% in local currency terms as the decrease in tariff levels could not be offset by the increased usage, resulting in declining mobile voice revenues. These trends were

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somewhat mitigated by the increase in non-voice revenues, supported by the growing number of mobile internet users.

Technology Business Unit

Technology Business Unit is a cost centre responsible for the operations and development of the mobile and fixed network as well as IT management. Network and IT related investments are also generated by this Business Unit. Revenues at the Technology Business Unit declined by 25.6% to HUF 2.0 bn while the EBITDA loss narrowed by 3.0% to HUF -10.9 bn. CAPEX amounted to HUF 7.0 bn in the first quarter of 2010, mainly driven by the rollout of the fiber-optic network and improvements made in the mobile broadband network.

Group Headquarters

Revenues before inter-segment elimination were down by 13.1% to HUF 28.8 bn. The revenue decline was mainly driven by lower wholesale revenues, especially within mobile revenues, reflecting the 16% cut in mobile termination rates since the beginning of 2010. EBITDA loss widened to HUF -6.2 bn, as the decline in revenues and increased other operating expenses related to overdue receivables could only be partly offset by the lower level of voice related payments.

Measurement differences

Please note that Group EBITDA is HUF 1.8 bn higher than the sum of segment EBITDAs in Q1 2010 due to two major items which were included in Group results in 2009, but have only been reflected in segment results this quarter. As segment results are prepared earlier than Group results, differences occur at times when certain items are booked once the segment results have been prepared. These are then immediately reflected in Group results, but are not included in segment results until the next financial period.

Due to the implications of the final report on the internal investigation, other operating expenses in the amount of HUF 891mn were booked in relation to the Macedonian subsidiary. While 2001-2006 results at Group level were restated to reflect this expense, at segment level it was booked only in Q1 2010. Consequently, Group level expenses in Q1 2010 do not include this expense. Secondly, a write-off on receivables in the amount of HUF 794mn was included at Group level in Q4 2009, while at the HQ segment level it was booked in Q1 2010.

About Magyar Telekom

Magyar Telekom is Hungary’s principal provider of telecom services. It provides a full range of telecommunications and infocommunications (ICT) services including fixed line and mobile telephony, data transmission and non-voice as well as IT and systems integration services. The business activities of Magyar Telekom are managed by two business units: Consumer Services (the home-related services brand T-Home and the mobile communications brand T-Mobile) and Business Services (T-Systems brand). Magyar Telekom is the majority owner of Makedonski Telekom, the leading fixed line and mobile operator in Macedonia and it holds a majority stake in Crnogorski Telekom, the leading telecommunications operator in Montenegro. Magyar Telekom’s majority shareholder (59.21%) is MagyarCom Holding GmbH, fully owned by Deutsche Telekom AG.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

In addition to figures prepared in accordance with IFRS, Magyar Telekom also presents non-GAAP financial performance measures, including, among others, EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin and net debt. These non-

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GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures”, which is posted on Magyar Telekom’s Investor Relations webpage at www.telekom.hu/investor_relations.

For detailed information on Magyar Telekom’s Q1 2010 results please visit our website

(www.telekom.hu/investor_relations) or the website of the Budapest Stock Exchange (www.bse.hu).

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MAGYAR TELEKOM

Consolidated Statements of Financial Position - IFRS

(HUF million)

	Dec 31, 2009	Mar 31, 2010	% change
	(Audited)	(Unaudited)

ASSETS

Current assets

Cash and cash equivalents	34,270	45,634	33.2%
Trade and other receivables	110,353	109,584	(0.7)%
Other current financial assets	87,611	45,373	(48.2)%
Current income tax receivable	4,075	5,660	38.9%
Inventories	9,788	10,303	5.3%
Assests held for sale	3,269	2,227	(31.9)%

Total current assets	249,366	218,781	(12.3)%

Non current assets

Property, plant and equipment	550,745	544,115	(1.2)%
Intangible assets	335,615	331,349	(1.3)%
Investments in associates and joint ventures	186	176	(5.4)%
Deferred tax assets	1,890	2,023	7.0%
Other non current financial assets	27,682	26,373	(4.7)%
Other non current assets	893	888	(0.6)%

Total non current assets	917,011	904,924	(1.3)%

Total assets	1,166,377	1,123,705	(3.7)%

LIABILITIES

Current liabilities

Financial liabilities to related parties	70,573	46,539	(34.1)%
Other financial liabilities	36,332	29,907	(17.7)%
Trade payables	85,874	67,416	(21.5)%
Current income tax payable	624	207	(66.8)%
Provisions	12,692	9,964	(21.5)%
Other current liabilities	32,228	36,409	13.0%

Total current liabilities	238,323	190,442	(20.1)%

Non current liabilities

Financial liabilities to related parties	266,998	264,811	(0.8)%
Other financial liabilities	26,221	15,110	(42.4)%
Deferred tax liabilities	18,594	21,495	15.6%
Provisions	9,721	10,219	5.1%
Other non current liabilities	1,100	1,118	1.6%

Total non current liabilities	322,634	312,753	(3.1)%

Total liabilities	560,957	503,195	(10.3)%

EQUITY

Equity of the owners of the parent
Common stock	104,275	104,275	0.0%
Additional paid in capital	27,379	27,379	0.0%
Treasury stock	(1,179)	(1,179)	0.0%
Retained earnings	398,250	414,693	4.1%
Other components of equity	9,755	7,046	(27.8)%
Total Equity of the owners of the parent	538,480	552,214	2.6%
Non-controlling interests	66,940	68,296	2.0%
Total equity	605,420	620,510	2.5%

Total liabilities and equity	1,166,377	1,123,705	(3.7)%

MAGYAR TELEKOM

Consolidated Statements of Comprehensive Income - IFRS

(HUF million)

	3 months ended Mar 31,		%
	2009	2010	change
	(Unaudited)	(Unaudited)

Revenues

Voice - retail	34,155	27,712	(18.9)%
Voice - wholesale	5,054	4,308	(14.8)%
Internet	14,199	13,520	(4.8)%
Data	8,176	6,730	(17.7)%
TV	5,442	6,736	23.8%
Equipment	1,373	1,112	(19.0)%
Other fixed line revenues	2,403	2,234	(7.0)%

Fixed line revenues	70,802	62,352	(11.9)%

Voice - retail	46,985	44,753	(4.8)%
Voice - wholesale	10,042	8,512	(15.2)%
Voice - visitor	835	976	16.9%
Non-voice	13,053	13,406	2.7%
Equipment and activation	4,052	4,421	9.1%
Other mobile revenues	2,074	2,125	2.5%

Mobile revenues	77,041	74,193	(3.7)%

System Integration/Information Technology revenues	11,566	10,829	(6.4)%

Total revenues	159,409	147,374	(7.5)%

Expenses

Voice-, data- and Internet-related payments	(17,822)	(15,490)	13.1%
Material cost of equipment sold	(8,563)	(8,944)	(4.4)%
Payments to agents and other subcontractors	(12,421)	(12,234)	1.5%
Total expenses directly related to revenues	(38,806)	(36,668)	5.5%
Employee-related expenses	(23,620)	(23,337)	1.2%
Depreciation and amortization	(24,786)	(24,140)	2.6%
Other operating expenses - net	(32,413)	(29,703)	8.4%

Total operating expenses	(119,625)	(113,848)	4.8%

Operating profit	39,784	33,526	(15.7)%

Net financial expenses	(9,742)	(8,503)	12.7%

Share of associates’ and joint ventures’ profits / (losses)	(176)	(9)	94.9%

Profit before income tax	29,866	25,014	(16.2)%

Income tax	(5,463)	(5,750)	(5.3)%

Profit for the period	24,403	19,264	(21.1)%

Exchange differences on translating foreign operations	36,554	(4,174)	n.m.
Revaluation of available-for-sale financial assets — before tax	0	0	n.a.
Revaluation of available-for-sale financial assets — tax effect	0	0	n.a.
Other comprehensive income for the period, net of tax	36,554	(4,174)	n.m.

Total comprehensive income for the period	60,957	15,090	(75.2)%

Profit attributable to:
Owners of the parent	21,540	16,446	(23.6)%
Non-controlling interests	2,863	2,818	(1.6)%
	24,403	19,264	(21.1)%

Total comprehensive income attributable to:
Owners of the parent	47,289	13,734	(71.0)%
Non-controlling interests	13,668	1,356	(90.1)%
	60,957	15,090	(75.2)%

Basic and diluted earnings per share (HUF)	20.69	15.79	(23.7)%

MAGYAR TELEKOM

Consolidated Statements  of Cash Flows - IFRS

(HUF million)

	3 months ended Mar 31,		%
	2009	2010	change
	(Unaudited)	(Unaudited)

Cash flows from operating activities

Profit for the year	24,403	19,264	(21.1)%
Depreciation and amortization	24,786	24,140	(2.6)%
Income tax expense	5,463	5,750	5.3%
Net finance expenses	9,742	8,503	(12.7)%
Share of associates’ and joint ventures’ losses	176	9	(94.9)%
Change in assets carried as working capital	612	663	8.3%
Change in provisions	(3,462)	(2,308)	33.3%
Change in liabilities carried as working capital	1,724	(7,422)	n.m.
Income tax paid	(5,310)	(4,935)	7.1%
Interest and other financial charges paid	(6,549)	(5,413)	17.3%
Interest received	2,484	1,521	(38.8)%
Other cashflows from operations	(3,533)	45	n.m.

Net cash generated from operating activities	50,536	39,817	(21.2)%

Cash flows from investing activities

Investments in tangible and intangible assets	(19,864)	(15,669)	21.1%
Adjustments to cash purchases	(9,858)	(6,103)	38.1%
Purchase of subsidiaries and business units	0	(9)	n.a.
Proceeds from / (Payments for) other financial assets - net	(11,660)	39,174	n.m.
Proceeds from disposal of subsidiaries and associates	0	780	n.a.
Proceeds from disposal of property, plant and equipment (PPE) and intangible assets	503	197	(60.8)%

Net cash (used in) / generated from investing activities	(40,879)	18,370	n.m.

Cash flows from financing activities

Dividends paid to shareholders and Non-controlling interest	0	(13)	n.a.
Net payments of loans and other borrowings	(14,103)	(46,191)	(227.5)%

Net cash used in financing activities	(14,103)	(46,204)	(227.6)%

Exchange gains / (losses) on cash and cash equivalents	5,780	(619)	n.m.

Change in cash and cash equivalents	1,334	11,364	751.9%

Cash and cash equivalents, beginning of period	66,680	34,270	(48.6)%

Cash and cash equivalents, end of period	68,014	45,634	(32.9)%

Change in cash and cash equivalents	1,334	11,364	751.9%

MAGYAR TELEKOM - Consolidated Statements of Changes in Equity

		in HUF millions
	pieces Shares of common stock	Common stock	Additional paid in capital	Treasury stock	Retained earnings	Cumulative translation adjustment	Revaluation reserve for AFS financial assets — net of tax	Reserve for equity settled share based transactions	Equity of the owners of the parent	Non- controlling interests	Total Equity

Balance at December 31, 2008	1,042,745,615	104,275	27,379	(1,179)	397,684	5,797	(59)	49	533,946	62,601	596,547

Dividend declared to Non-controlling interests									0	(11)	(11)
Total comprehensive income					21,540	25,749			47,289	13,668	60,957

Balance at March 31, 2009	1,042,745,615	104,275	27,379	(1,179)	419,224	31,546	(59)	49	581,235	76,258	657,493

Dividend					(77,052)				(77,052)		(77,052)
Dividend declared to Non-controlling interests									0	(13,470)	(13,470)
Reduction in capital as a result of merger with T-Kábel and Dél-Vonal	(3,072)								0		0
Total comprehensive income					56,078	(21,778)	(3)		34,297	4,152	38,449

Balance at December 31, 2009	1,042,742,543	104,275	27,379	(1,179)	398,250	9,768	(62)	49	538,480	66,940	605,420

Total comprehensive income					16,456	(2,722)			13,734	1,356	15,090

Balance at March 31, 2010	1,042,742,543	104,275	27,379	(1,179)	414,706	7,046	(62)	49	552,214	68,296	620,510

Summary of key operating statistics

GROUP	Mar 31, 2009	Mar 31, 2010	% change
EBITDA margin	40.5%	39.1%	n.a.
Operating margin	25.0%	22.7%	n.a.
Net income margin	13.5%	11.2%	n.a.
CAPEX to Sales	12.5%	10.7%	n.a.
ROA	7.3%	5.7%	n.a.
ROE	15.5%	12.1%	n.a.
Net debt	217,780	265,301	21.8%
Net debt / net debt + total capital	24.9%	30.0%	n.a.
Number of employees (closing full equivalent)	10,656	10,397	(2.4)%

Consumer Business Unit	Mar 31, 2009	Mar 31, 2010	% change
Fixed line operations
Voice services (1)
Total voice access	1,879,900	1,707,022	(9.2)%
Payphone	15,746	12,468	(20.8)%
Total outgoing traffic (thousand minutes)	867,493	756,288	(12.8)%
Blended MOU (outgoing)	169	164	(3.0)%
Blended ARPA (HUF)	3,628	3,428	(5.5)%

Data products
Retail DSL market share (estimated) (2)	54%	60%	n.a.
Cable broadband market share (estimated) (2)	18%	19%	n.a.
Number of retail DSL customers	417,393	446,211	6.9%
Number of cable broadband customers	135,645	160,110	18.0%
Number of fiber optic connections	0	10,815	n.a.
Total retail broadband customers	553,038	617,136	11.6%
Blended broadband ARPU (HUF)	4,680	4,142	(11.5)%

TV services
Number of cable TV customers	420,825	402,911	(4.3)%
Number of satellite TV customers	47,144	196,041	315.8%
Number of IPTV customers	37,530	78,980	110.4%
Total TV customers	505,499	677,932	34.1%
Blended TV ARPU (HUF)	3,452	2,952	(14.5)%

Mobile operations

Mobile penetration (3)	120.8%	118.7%	n.a.
Mobile SIM market share (2)	44.2%	43.1%	n.a.
Number of customers (RPC)	4,617,865	4,356,409	(5.7)%
Postpaid share in the RPC base	29.9%	36.4%	n.a.
MOU	119	131	10.1%
ARPU (HUF)	2,987	3,042	1.8%
Postpaid	6,483	5,812	(10.4)%
Prepaid	1,528	1,487	(2.7)%
Overall churn rate	20.3%	20.4%	n.a.
Postpaid	15.8%	16.9%	n.a.
Prepaid	22.2%	22.3%	n.a.
Ratio of non-voice revenues in ARPU	16.5%	17.8%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	7,515	7,529	0.2%
Number of mobile broadband subscriptions	194,094	357,141	84.0%
Mobile broadband market share (2)	51.7%	47.7%	n.a.
Population-based indoor 3G coverage (2)	56.7%	65.5%	n.a.

Business Services Business Unit	Mar 31, 2009	Mar 31, 2010	% change
Fixed line operations
Voice services
Business	107,296	93,282	(13.1)%
Managed leased lines (Flex-Com connections)	5,744	4,334	(24.5)%
ISDN channels	284,282	250,538	(11.9)%
Total lines	397,322	348,154	(12.4)%
Total outgoing traffic (thousand minutes)	182,232	153,198	(15.9)%
MOU (outgoing)	192	180	(6.3)%
ARPU (HUF)	5,333	4,935	(7.5)%

Data products
Number of leased line Internet subscribers	613	576	(6.0)%
Number of retail DSL customers	31,780	30,379	(4.4)%
Number of wholesale DSL access	188,939	150,325	(20.4)%
Number of total DSL access	220,719	180,704	(18.1)%
Retail DSL ARPU (HUF)	13,332	9,742	(26.9)%

Mobile operations

Number of customers (RPC)	729,542	763,998	4.7%
Overall churn rate	9.6%	8.8%	n.a.
MOU	334	327	(2.1)%
ARPU (HUF)	6,575	5,896	(10.3)%
Number of mobile broadband subscriptions	85,951	106,076	23.4%
Ratio of non-voice revenues in ARPU	23.0%	25.3%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	8,315	7,496	(9.8)%

Macedonia	Mar 31, 2009	Mar 31, 2010	% change
Fixed line operations
Voice services
Fixed line penetration	20.1%	18.1%	n.a.
Total voice access	408,259	362,024	(11.3)%
Payphone	1,693	1,217	(28.1)%
Total outgoing traffic (thousand minutes)	269,583	222,840	(17.3)%

Data and TV services
Retail DSL market share (estimated)	81%	83%	n.a.
Number of retail DSL customers	88,421	117,843	33.3%
Number of wholesale DSL access	17,843	19,918	11.6%
Number of total DSL access	106,264	137,761	29.6%
Number of dial-up customers	4,225	1,318	(68.8)%
Number of leased line customers	203	265	30.5%
Number of IPTV customers	4,120	17,392	322.1%

Mobile operations

Mobile penetration	110.7%	118.1%	n.a.
Market share of T-Mobile Macedonia	58.1%	54.9%	n.a.
Number of customers (RPC)	1,352,485	1,333,819	(1.4)%
Postpaid share in the RPC base	28.1%	31.8%	n.a.
MOU (4)	104	126	21.2%
ARPU (HUF)	2,581	2,492	(3.4)%

Montenegro	Mar 31, 2009	Mar 31, 2010	% change
Fixed line operations
Voice services
Fixed line penetration	26.6%	25.7%	n.a.
Total voice access	177,887	171,195	(3.8)%
Total outgoing traffic (thousand minutes)	117,987	94,792	(19.7)%

Data and TV services
Number of retail DSL customers	40,949	56,608	38.2%
Number of wholesale DSL access	0	0	n.a.
Number of total DSL access	40,949	56,608	38.2%
Number of dial-up customers	13,493	4,091	(69.7)%
Number of leased line customers	185	180	(2.7)%
Number of IPTV customers	19,309	31,295	62.1%

Mobile operations

Mobile penetration (5)	175.8%	185.7%	n.a.
Market share of T-Mobile Crna Gora (5)	34.7%	34.5%	n.a.
Number of customers (RPC)	513,230	511,044	(0.4)%
Postpaid share in the RPC base	17.7%	19.0%	n.a.
MOU	89	102	14.6%
ARPU (HUF)	2,500	2,186	(12.6)%

(1) Including PSTN, VoIP and VoCable.

(2) Data relates to Magyar Telekom Plc.

(3) Data relates to the mobile penetration in Hungary, including customers of all three service providers.

(4) Includes free minutes

(5) Data published by the Montenegrin Agency for Electronic Communications and Postal Services (EKIP) based on the total number of active SIM cards in the previous three months.

Interim management report -

Analysis of the Financial Statements

for the three months ended March 31, 2010

Exchange rate information

The Euro weakened by 13.9% against the Hungarian Forint (“HUF”) year on year (from 309.22 HUF/EUR on March 31, 2009 to 266.39 HUF/EUR on March 31, 2010). The average HUF/EUR rate decreased from 294.57 in the first quarter of 2009 to 268.57 in the same period of 2010.

The U.S. Dollar (“USD”) depreciated by 15.0% against the Hungarian Forint year on year (from 233.00 HUF/USD on March 31, 2009 to 198.02 HUF/USD on March 31, 2010).

The Hungarian Forint strengthened year over year by 7.8% against the Macedonian Denar (“MKD”) on average, affecting all revenue and expense lines of our Macedonian operations to a great extent.

Investigation into certain consultancy contracts

In the course of conducting their audit of the Company’s 2005 financial statements, PricewaterhouseCoopers, the Company’s auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the United States Department of Justice (“DOJ”), the United States Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

For further information about the internal and governmental investigations, please refer to the Company’s quarterly reports for the first, second and third quarters of 2009 furnished under cover of Form 6-K and the Company’s annual reports on Form 20-F for the year ended December 31, 2009.

On December 2, 2009, the Audit Committee provided the Company’s Board of Directors with a “Report of Investigation to the Audit Committee of Magyar Telekom Plc.” dated November 30, 2009 (the “Final Report”).  The Audit Committee indicated that it considers that, with the preparation of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

•                  The information obtained by the Audit Committee and its counsel in the course of the investigation “demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and Makedonski Telekom during the period under investigation.”

•                  As previously disclosed, with respect to Montenegrin contracts, there is “insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts ... were made for legitimate business purposes”, and there is “affirmative evidence that these expenditures served improper purposes.” These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company’s financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

•                  As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

•                  Between 2000 and 2006 a small group of former senior executives at the Company and the Company’s Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate.”

•                  “The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia. The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts. There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements.”

•                  In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

•                  intentional circumvention of internal controls;

•                  false and misleading Company documents and records;

•                  lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

•                  lack of evidence of performance; and

•                  expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

The Final Report states that “the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials.”  However, the Audit Committee’s counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company’s compliance program or internal controls.

The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company’s activities that were the subject of the internal investigation. Also, as previously announced, the Hungarian National Bureau of Investigation (“NBI”) has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation. These governmental investigations are continuing, and the Company continues to cooperate with those investigations. The Company cannot predict what the final outcome of those investigations may be or the impact, if any, they may have on its financial statements or results of operations. Furthermore, government authorities could seek criminal or civil sanctions, including monetary penalties, against the Company or its affiliates as well as additional changes to its business practices and compliance programs.

Magyar Telekom incurred HUF 511 million expenses relating to the investigation in the first quarter of 2010, which are included in other operating expenses of Group Headquarters.

Lawsuit by minority shareholders

Annual General Meeting, April 2008

As previously disclosed, on May 23, 2008, two of our minority shareholders filed suit against Magyar Telekom Plc., requesting that the resolutions passed by our Annual General Meeting on April 25, 2008, including the resolution on the payment of dividends, be rendered ineffective. We paid dividends to our shareholders as approved by the Annual

General Meeting on April 25, 2008. The Court of Registry entered the changes required by the resolutions passed by the Annual General Meeting into the company register.

On May 13, 2009, the court of first instance rendered the resolutions (except for one procedural resolution) passed by the Annual General Meeting on April 25, 2008 ineffective. We believed that the first instance ruling was unfounded and instructed the law firm representing Magyar Telekom to file an appeal. The law firm representing Magyar Telekom submitted an appeal against the first instance ruling, but the appeal was filed after the deadline. The court of second instance refused the law firm’s request for acceptance of the late filing in its order dated November 2, 2009 which was received by Magyar Telekom on December 8, 2009. This order was approved by the Supreme Court in its order dated February 16, 2010, which was received by Magyar Telekom on March 22, 2010. No further appeal is allowed in connection with this order of the Supreme Court. We addressed the ruling by proposing that confirmatory shareholders’ resolutions be passed by our shareholders at the Annual General Meeting held on April 7, 2010, with respect to the resolutions rendered ineffective.  The Annual General Meeting held on April 7, 2010 passed the necessary confirmatory shareholders’ resolutions.

As the above mentioned first instance ruling rendered the shareholders’ resolutions in question (including the resolution on dividend) ineffective from July 7, 2009 (the date as of which the Ruling became final and enforceable as a result of the order of the Supreme Court received by the Company on March 22, 2010), dividend payments for year 2007, which were made to shareholders by July 6, 2009 will continue to qualify as dividends. The first instance ruling will not result in any obligation of, nor requires any action by, the shareholders.

Extraordinary General Meeting, June 2009

As previously disclosed, on July 29, 2009 two Hungarian minority shareholders filed a law suit against the Company again, requesting that the resolutions passed by the Extraordinary General Meeting on June 29, 2009 be rendered ineffective, and the suspension, as an interlocutory measure, of the implementation of resolutions on the approval of the sum due to the shareholders who did not wish to remain shareholders following the merger of two subsidiaries into the Company decided at the Extraordinary General Meeting and the resulting opening draft balance sheet and draft merger inventory.  On August 31, 2009 the Court of Registry registered the merger of T-Kábel Magyarország Kft. and Dél-Vonal Kft. into Magyar Telekom Plc. (with the effective date of September 30, 2009), and all the other changes required by the resolutions passed by the Extraordinary General Meeting of Magyar Telekom on June 29, 2009.

Magyar Telekom disagrees with the claim and has been vigorously defending against it. The claimants’ request for the interlocutory measure was refused by the court in an order dated September 1, 2009. The law suit remains before the court of first instance.

Annual General Meeting, April 2010

As previously disclosed, one of Magyar Telekom’s minority shareholders has requested the initiation of a judicial supervisory proceeding at the Metropolitan Court (acting as Court of Registration), requesting that the Court of Registration render ineffective its resolutions for the registration of the changes to the companies register as a result of the resolutions adopted by the 2008 and 2009 annual general meeting and the 2009 extraordinary general meeting of the Company. The shareholder has also requested the deletion of data from the companies register which was registered by the Court on the basis of these resolutions. Finally, the shareholder requested that the Court reject Magyar Telekom’s application to the Court to register the changes to the companies register as a result of the resolutions adopted by the 2010 annual general meeting. This shareholder has previously challenged resolutions passed by Magyar Telekom’s shareholders at previous general meetings, as previously disclosed by the Company.

As previously also disclosed, two Hungarian minority shareholders have filed a lawsuit against the Company, requesting the Court (i) to render ineffective all resolutions passed by the general meeting on April 7, 2010, and (ii) the suspension of the implementation of Resolutions No. 5-23/2010 (IV.7.), and (iii) in case of rejecting the claimants request regarding the suspension of the implementation of the resolutions the claimants filed a request for an interlocutory injunction in order to have the claim to be performed under such injunction. These two shareholders have previously brought lawsuits challenging resolutions passed by Magyar Telekom’s shareholders at previous general meetings, as previously disclosed by the Company.

Magyar Telekom disagrees with the request to initiate judicial supervisory proceedings and the lawsuit initiated by the minority shareholders and will vigorously defend against both claims.

We cannot fully exclude that the Company will be required to take other corporate actions in connection with the shareholders’ suits above. Also, we cannot provide any assurance that these matters would not have other adverse effects on the Company that are not currently foreseen.

Summary of significant accounting policies

There have been no significant changes in our accounting policies during the first quarter of 2010. For the summary of our significant accounting policies see Note 2 to the 2009 Consolidated Financial Statements.

New segmental reporting

Magyar Telekom established its current management structure in Hungary based on customer segmentation which requires different technology and marketing strategies, and support functions. The Group’s operating segments in Hungary are: Consumer Services Business Unit (“CBU”), Business Services Business Unit (“BBU”), Media Business Unit (“MBU”), Group Headquarters and Shared services (“Headquarters”) and Technology Business Unit (“Technology”). In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional reporting segments. Of these segments MBU has not qualified as a reportable segment, therefore, it is included in “All other” in the reconciliations of the reportable segments’ totals.

The Consumer Services Business Unit (“CBU”) operates in Hungary providing mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small businesses telecommunications customers in Hungary with several million customers mainly under the T-Mobile and T-Home brands.

The Business Services Business Unit (“BBU”) operates in Hungary providing mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium businesses (“SMB”).

The Group Headquarters (“Headquarters”) is responsible for the wholesale mobile and fixed line services in Hungary, and also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal audit and similar shared services and other central functions of the Group’s management. The Headquarters is also responsible for the Group’s points of presence in Bulgaria, Romania and Ukraine providing wholesale services to local companies and operators.

The Technology Business Unit (“Technology”) is responsible for the operations and development of the mobile, fixed line and cable TV network as well as IT management in Hungary.

The Group also has full-scale mobile and fixed line telecommunications operations in Macedonia and Montenegro which represent two additional reporting segments of the Group.

In addition to the operating segments described above, there are a few operations, which do not qualify as operating or reportable segments.

Analysis of group statements of comprehensive income

Revenues

Fixed line voice-retail revenues decreased by 18.9% in the first three months of 2010 compared to the same period last year, mainly driven by lower subscription fee revenues and lower domestic outgoing traffic revenues.

Subscription fee revenues decreased due to the lower number of our fixed line subscribers mainly in Hungary and in Macedonia. In addition, the strengthening of HUF against MKD negatively affected subscription fee revenues expressed in HUF.

Domestic outgoing fixed line traffic revenues decreased in the first quarter of 2010 compared to the same period last year, mainly as a consequence of the continuous decline in the number of revenue producing PSTN lines and lower traffic resulting from economic recession, mobile substitution and also from competition with VoCable and VoIP service providers. Magyar Telekom Plc. offered several price discounts to customers choosing different flat-rate and optional tariff packages. The proportion of flat-rate packages was 27.2% within the total PSTN customer base of Magyar Telekom Plc. at March 31, 2010. Domestic outgoing traffic revenues decreased also at Makedonski Telekom and at Crnogorski Telekom primarily due to lower usage reflecting the effect of mobile substitution. These decreases were intensified by the unfavourable currency translation impact.

International outgoing fixed line traffic also declined primarily due to lower volume of outgoing international traffic and loss of lines both at Magyar Telekom Plc. and at our foreign subsidiaries.

Value added and other services revenues showed a decrease in the first three months of 2010 as compared to the same period last year mainly due to lower usage of value added services (directory assistance, audiofix, etc.) at Magyar Telekom Plc. and at Makedonski Telekom.

Fixed line voice-wholesale revenues declined by 14.8% in the first quarter of 2010 compared to the same period in 2009 driven by the decrease in international incoming traffic revenues. Lower incoming international revenue at Magyar Telekom Plc. was primarily driven by lower volume of incoming minutes and lower average HUF/EUR rate, partly offset by higher average EUR settlement rate. The decrease in international incoming traffic revenues at Crnogorski Telekom was due to the unfavorable currency translation effect and also due to lower volume of both terminated and transited international incoming traffic.

Internet revenues of the fixed line operations decreased to HUF 13.5 bn in the first quarter of 2010 compared to HUF 14.2 bn in the same period of 2009. In Hungary, the number of DSL connections slightly decreased to 626,915 at March 31, 2010 reflecting much lower number of wholesale connections and some increase in the number of retail subscribers. Cablenet customer base and the number of fiber connections have been increasing but the broadband volume increase could not compensate the effect of lower average revenue per user (“ARPU”) resulting from lower prices forced by strong competition. The migration towards T-Home double- and triple-play packages also put downward pressure on blended ARPU level. Magyar Telekom Plc. accounted for an estimated 60% retail DSL market share and an approximately 19% cable broadband market share at March 31, 2010. Decreased Internet revenues in Hungary were slightly compensated by a strong increase in the number of DSL connections at our foreign subsidiaries.

Data revenues amounted to HUF 6.7 bn in the first three months of 2010 compared to HUF 8.2 bn in the same period of 2009. Lower data revenue at BBU primarily reflect decreasing prices due to fierce competition. Lower broadband wholesale data revenue at HQ was due to decrease in international circuit leased line revenues driven by lower prices, migration to cheaper products and also by unfavorable foreign exchange movements. Further decrease in broadband revenues was the result of the ceasing revenues of Orbitel due to its sale in 2010. The decline in Makedonski Telekom’s broadband data revenues was mainly due to lower IP-VPN revenues and also by decrease in data wholesale revenues due to lower number of broadband leased lines with VIP (the third largest operator in the Macedonian mobile market). The 7.8% strengthening of HUF against MKD on average negatively affected data revenues expressed in HUF.

TV revenues amounted to HUF 6.7 bn in the first quarter of 2010 as compared to HUF 5.4 bn in the same period of 2009. The increase is mainly attributed to the considerable amount of satellite TV revenues in Hungary in the first three months of 2010. The number of satellite TV customers has been dynamically increasing and reached 196,041 at March 31, 2010 as compared to 47,144 a year earlier. The growth in IPTV revenues driven by enlarging IPTV subscriber base both in Hungary and at our foreign subsidiaries also contributed to the increase in TV revenues. These increases were partly offset by lower Cable TV revenues driven by decreased ARPU and lower subscriber base in Hungary.

Revenues from fixed line equipment decreased by 19.0% for the three months ended March 31, 2010 compared to the same period in 2009. Lower telecommunications equipment rental revenue at CBU reflects the strong decrease in the number of rented telephone sets. At Makedonski Telekom, the decrease was due to the combined effect of lower sales volume of computers, ADSL modems and higher sales volume of TV sets. Lower average HUF/MKD rate further intensified this decrease in HUF terms.

Other fixed line revenues decreased by 7.0% in the first quarter of 2010 compared last year’s same period. Other revenues include construction, maintenance, rental and miscellaneous revenues. The decrease resulted mainly at TBU due to ceasing revenues from DT for customer care service from January 2010 and lower volume of construction work for the government. Lower revenues from telephone book publishing at Magyar Telekom Plc. also negatively influenced other revenues.

Revenues from mobile telecommunications services amounted to HUF 74.2 bn for the three months ended March 31, 2010 compared to HUF 77.0 bn for the same period in 2009 (a 3.7% decrease). The small decrease in mobile revenues resulted mainly from lower voice revenues at the mobile operations of Magyar Telekom Plc. (T-Mobile Hungary, “TMH”) and also from lower mobile revenues at our foreign subsidiaries affected by unfavorable currency translation. These decreases were partly offset by higher equipment revenues and non-voice revenues at TMH.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It amounted to HUF 54.2 bn in the first three months of 2010. At TMH, the effect of lower outgoing per minute fees forced by strong competition and lower average customer base was only partly offset by increased outgoing MOU. The significant decrease in voice-wholesale revenues reflects decreased termination fees (16% decrease from January 1, 2010), partly offset by higher incoming MOU. Excluding the currency translation effect at T-Mobile Macedonia (“T-Mobile MK”), the increase in voice-retail revenues was mainly due to higher average postpaid customer base and higher MOU, partly offset by decrease in average per minute fees. At T-Mobile Crna Gora (“T-Mobile CG”), lower voice-retail revenues in EUR were due to lower prepaid ARPU. Declining voice-wholesale revenues reflect lower domestic incoming traffic, partly compensated by increased SMS and MMS interconnection fees.

TMH’s blended average usage per customer per month measured in MOU increased from 147 minutes in the first quarter of 2009 to 160 minutes in the same period of 2010. TMH’s monthly ARPU decreased at a lower rate than total mobile revenue, i.e. only by 0.6% from HUF 3,573 in the first three months of 2009 to HUF 3,553 in 2010, mainly as a result of increasing churn of inactive SIM cards.

Mobile penetration reached 118.7% in Hungary and TMH accounts for 43.1% market share in the highly competitive mobile market at March 31, 2010 based on the total number of SIM cards. TMH’s customer base decreased by 4.2% year over year. The proportion of postpaid customers increased to 45.9% at March 31, 2010 from 39.4 % a year earlier.

Higher non-voice revenues were primarily due to TMH’s increased access revenues boosted by higher mobile Internet and content revenues. These increases were partly offset by lower messaging revenues. Non-voice revenues represented 19.9% of total ARPU in the first quarter of 2010. By the end of March 31, 2010, TMH had 463,217 mobile broadband customers and accounted for a 47.7% market share in the mobile broadband market. At T-Mobile MK, the decrease resulted solely from the unfavorable currency translation effect, while expanding mobile Internet and content services led to higher non-voice revenues in MKD terms.

Mobile equipment and activation revenues showed an increase in the first three months of 2010 compared to the same period last year mainly due to higher number of upgrades and higher average handset prices in TMH’s retention program. This increase was partially compensated by lower equipment revenues at T-Mobile MK driven by lower average price of handsets despite increased number of handsets sold both in acquisition and retention.

System Integration (“SI”) and IT revenues decreased by 6.4% from HUF 11.6 bn in the first quarter of 2009 to HUF 10.8 bn in the same period of 2010 as a result of lower outsourcing revenues, partly offset by increased application revenues mainly at IQSYS.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 15.5 bn in the first three months of 2010 compared to HUF 17.8 bn in the same period of 2009 predominantly resulting from lower voice-related payments to domestic mobile operators in Hungary driven by lower mobile termination fees applied from January 1, 2010. The payments to international operators also decreased at Magyar Telekom Plc. due to lower average settlement fees, decreased traffic and lower average HUF/EUR exchange rate. Lower payments to international operators at Makedonski Telekom resulted from lower volume of minutes, lower average SDR settlement rate and lower MKD/SDR exchange rate, while at Crnogorski Telekom derived from decreased traffic together with decreased termination fees.

The material cost of telecommunications equipment for the first three months in 2010 amounted to HUF 8.9 bn compared to HUF 8.6 bn in the same period of 2009. The small increase is mainly due to the higher number of satellite TV set-top-boxes and multimedia handsets sold at CBU.

Employee-related expenses in the first three months of 2010 amounted to HUF 23.3 bn compared to HUF 23.6 bn in the same period of 2009 (a decrease of 1.2%). The decrease in employee-related expenses was predominantly attributable to lower group headcount number which declined from 10,656 on March 31, 2009 to 10,397 on March 31, 2010. This decrease was mostly compensated by the 5.6% average wage increase from April 1, 2009 and also by increased severance expenses at Crnogorski Telekom and T-Mobile CG in the first quarter of 2010.

Depreciation and amortization decreased by 2.6% to HUF 24.1 bn in the first quarter of 2010 from HUF 24.8 bn in the same period of 2009. Lower depreciation at Makedonski Telekom was mainly owing to the favorable exchange rate movements and also due to increased useful life of assets and the decrease of the assets. Depreciation decreased also at T-Mobile CG resulting from lower average gross asset level. In addition, exchange rate fluctuations also contributed to the decline.

Other operating expenses - net include HUF 7.3 bn materials and maintenance expenses, HUF 8.1 bn service fees, HUF 2.8 bn marketing expenses, HUF 3.0 bn fees and levies, HUF 2.2 bn consultancy and HUF 6.3 bn other expenses in the first three months in 2010. The decline in material and maintenance expenses at Technology and Headquarters was driven mainly by lower energy prices and by lower fees paid for the maintenance of telecommunications equipment after the renewal of service contracts. Other service fees also decreased as a result of lower number of rented employees both at CBU and BBU. Consultancy fees also decreased in relation to the ongoing investigation at Headquarters. These decreases were partly compensated by higher bad debt expense at CBU and higher provision made for legal proceedings at T-Mobile MK in the first quarter of 2010.

Operating Profit

Operating margin for the three months ended March 31, 2010 was 22.7%, while operating margin for the same period in 2009 was 25.0%. The decrease is due to the fact that while total revenues declined by 7.5%, total operating expenses decreased only by 4.8% (the drivers of which are explained above).

Net financial expenses

Net financial expenses amounted to HUF 8.5 bn in the first quarter of 2010 compared to HUF 9.7 bn in the same period of 2009. Net financial expenses decreased mainly at Magyar Telekom Plc. due to the significant net foreign exchange loss accounted last year as opposed to net foreign exchange gain in 2010 deriving from the different movement of HUF against EUR. Lower interest paid by Magyar Telekom Plc. due to lower average amount of loans with decreased average interest rates also reduced net financial expenses. These decreases were partly compensated by higher foreign exchange loss related to derivative transactions and lower interest received on bank deposits.

Income tax

Income tax expense increased from HUF 5.5 bn in the first quarter of 2009 to HUF 5.8 bn in the same period of 2010. The increase was mainly due to the abolishment of double deductibility of the local business tax in Hungary and the Macedonian tax law changes in 2009 resulting in the release of the deferred tax liability in Macedonia in Q1 2009. These changes were partly offset by the lower profit before tax of the Group in 2010.

Analysis of group cash flow

Net cash generated from operating activities decreased by 21.2% compared to the first three months of 2009 and amounted to HUF 39,817 million in the first quarter of 2010 mainly due to lower EBITDA (“Earnings before net financial expenses, taxes, depreciation and amortization”) and unfavourable changes in working capital.

Net cash generated from investing activities amounted to HUF 18,370 million in the first quarter of 2010, while net cash used in investing activities was HUF 40,879 million for the same period in 2009 reflecting mainly the change in other financial assets (short-term bank deposits and short-term receivables).

Net cash used in financing activities amounted to HUF 46,204 million in the first three months of 2010 compared to HUF 14,103 million in the same period of 2009 due to the higher amount of loan repayments at Magyar Telekom Plc. in 1Q10.

Analysis of segment results

The sum of the financial results of the segments presented below does not equal to the group financial results because of intersegment eliminations and because not all of the Group’s operations have been assigned to reportable segments.

In the financial statements, the Group’s segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, the members of the Management Committee (“MC”) of Magyar Telekom Plc. The MC is responsible for allocating resources to, and assessing the performance of the operating segments on a monthly basis. The accounting policies and measurement principles of the operating segments are very similar to those applied for the Group. The differences primarily originate from the fact that the operating segments’ results are determined and closed at an earlier stage, than these financial statements. Any items discovered and requiring adjustment between the closing date of the segment results and the approval date of the financial statements are reflected in the next quarter’s segment results.

The revenues and expenses of the segments include both primary and secondary results. The primary revenues are derived from external parties, while the secondary ones are allocated from the other segments. Similarly, the primary expenses are paid to external parties, while the secondary ones are charged by the other segments. All secondary revenues and expenses are eliminated in the group’s financial statements.

EBITDA for each segment, in principle, could be reconciled to the segment’s operating profit, the most directly comparable financial measure according to IFRS, by adding depreciation. However, depreciation is not allocated to the segments; therefore the reconciliation cannot be prepared and presented on a segment basis. As all fixed and mobile network elements of Magyar Telekom Plc. belong to our Technology Business Unit, the vast majority of depreciation would be allocated to that segment. Accordingly, we provide a reconciliation of the total segment EBITDA to consolidated operating profit of the Group.

The following table sets forth revenues and EBITDA by segment, as monitored by the Company:

HUF millions	3 months ended March 31, 2009	3 months ended March 31, 2010
Total CBU revenues	78,943	75,811
Less: CBU revenues from other segments	(8,307)	(7,212)
CBU revenues from external customers	70,636	68,599

Total BBU revenues	42,897	39,603
Less: BBU revenues from other segments	(4,293)	(3,827)
BBU revenues from external customers	38,604	35,776

Total Headquarters revenues	33,127	28,802
Less: Headquarters revenues from other segments	(15,043)	(12,163)
Headquarters revenues from external customers	18,084	16,639

Total Technology revenues	2,654	1,975
Less: Technology revenues from other segments	(1,895)	(1,749)
Technology revenues from external customers	759	226

Total Macedonia revenues	20,848	18,384
Less: Macedonia revenues from other segments	(25)	(36)
Macedonia revenues from external customers	20,823	18,348

Total Montenegro revenues	8,217	7,448
Less: Montenegro revenues from other segments	(5)	(4)
Montenegro revenues from external customers	8,212	7,444

All other (net)	2,291	324

Total consolidated revenue of the segments	159,409	147,356
Measurement differences to Group revenues	—	18
Total revenue of the Group	159,409	147,374

HUF millions	3 months ended March 31, 2009	3 months ended March 31, 2010
Segment results (EBITDA)
CBU	46,602	44,431
BBU	20,268	18,765
Headquarters	(5,042)	(6,164)
Technology	(11,220)	(10,885)
Macedonia	11,467	8,185
Montenegro	2,812	1,810
All other	(317)	(230)
Total EBITDA of the segments	64,570	55,912

Measurement differences to Group EBITDA	—	1,754
Total EBITDA of the Group	64,570	57,666

Total depreciation and amortization of the Group	(24,786)	(24,140)

Total operating profit of the Group	39,784	33,526

CBU

The Consumer Services Business Unit (“CBU”) comprises comprehensive marketing, sales and customer relations activities of both mobile and fixed consumer products and brands (T-Mobile and T-Home).

HUF millions	3 months ended March 31, 2009	3 months ended March 31, 2010	Change (%)
Voice revenues	20,373	17,370	(14.7)
Internet revenues	7,646	7,580	(0.9)
TV revenues	5,095	6,014	18.0
Other fixed line and SI/IT revenues	744	1,135	52.6
Total fixed line and SI/IT revenues	33,858	32,099	(5.2)

Voice revenues	34,892	32,688	(6.3)
Non-voice revenue	6,863	7,060	2.9
Other mobile revenues	3,330	3,964	19.0
Total mobile revenues	45,085	43,712	(3.0)

Total revenues	78,943	75,811	(4.0)

EBITDA	46,602	44,431	(4.7)
Investments in tangible and intangible assets	7,929	4,868	(38.6)

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

Revenues in CBU decreased by 4.0% year over year driven by lower fixed line and mobile voice revenues, partly compensated by higher TV and mobile data revenues.

Fixed line voice-retail revenues experienced a decline mainly due to lower subscription revenues resulting from the decrease in the average number of fixed lines. The decrease was also due to lower outgoing traffic revenues due to loss of lines, lower usage and price discounts reflecting unfavorable economic environment and also some competition with VoIP and VoCable operators.

Internet revenues decreased by 0.9% in the first three months of 2010 compared to the same period last year mainly driven by lower broadband revenues as the increase in subscriber base could not fully offset the effect of lower prices forced by fierce competition mainly from cable and mobile operators. The migration towards double- and triple-play packages also had negative effect on blended ARPU level.

The decreases in fixed line voice and Internet revenues were slightly compensated by higher TV revenues which primarily resulted from significantly higher satellite TV revenues and also from higher IPTV revenues driven by larger customer base. The satellite TV customer base has been increased to 196,041 by the end of March 2010 from 47,144 a year earlier and the number of IPTV customers increased by 110.4% by March 31, 2010. These increases were partly offset by lower Cable TV revenues influenced by lower ARPU and decreased customer number.

Mobile revenues decreased by 3.0% year over year mainly due to lower voice-retail revenues due to lower prepaid customer base and lower outgoing tariff levels. Voice-wholesale traffic revenues also declined driven by the decrease in termination fees from January 1, 2010. These decreases were slightly compensated by the increase in equipment revenues. Non-voice revenues increased due to higher access revenues in line with wider usage of mobile Internet.

EBITDA of the CBU decreased by 4.7% due to lower total revenues, partly offset by declining voice-related payments and lower other net operating expenses. The significant decrease in investments in tangible and intangible assets is mainly due to lower investments related to satellite TV service.

BBU

Business Services Business Unit (“BBU”) provides mobile and fixed telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium enterprises.

HUF millions	3 months ended March 31, 2009	3 months ended March 31, 2010	Change (%)
Voice revenues	6,223	5,113	(17.8)
Other fixed line revenues	6,582	6,129	(6.9)
Total fixed line revenues	12,805	11,242	(12.2)

Voice revenues	10,908	10,013	(8.2)
Non-voice revenue	3,255	3,390	4.1
Other mobile revenues	2,275	2,234	(1.8)
Total mobile revenues	16,438	15,637	(4.9)

SI/IT revenues	13,654	12,724	(6.8)

Total revenues	42,897	39,603	(7.7)

EBITDA	20,268	18,765	(7.4)
Investments in tangible and intangible assets	653	659	0.9

Total revenues of BBU decreased by 7.7% in the first quarter of 2010 as compared the same period last year primarily driven by lower fixed line and mobile voice revenues and declined SI/IT revenues.

Fixed line voice-retail revenues decreased reflecting the erosion both in the customer base and traffic. Other fixed line revenues declined as a result of lower data narrowband revenues influenced mainly by much lower number of Flex-Com connections.

Mobile voice revenues decreased by 8.2% year over year predominantly due to lower voice-retail revenues as a result of much lower average per minute fee, partly compensated by higher average customer base. Lower voice-wholesale revenues reflect the regulation impact on wholesale interconnection fees. These decreases were partially offset by higher non-voice revenues driven by higher Internet revenues reflecting increased mobile broadband customer base.

The decrease in SI/IT revenues resulted from the combined effect of lower outsourcing and higher application revenues.

While total revenues of BBU decreased by 7.7%, lower other net operating expenses and decreased voice-related payments somewhat mitigated the decrease in EBITDA.

Headquarters

The Group Headquarters (“Headquarters”) is responsible for

i)                                         headquarters functions (management and support);

ii)                                      wholesale services;

iii)                                   shared services (back-office and non-core shared services within the company);

iv)                                  our Points of Presence (PoPs) in South-Eastern Europe.

HUF millions	3 months ended March 31, 2009	3 months ended March 31, 2010	Change (%)
Voice-wholesale revenues	4,869	3,649	(25.1)
Other fixed line and SI/IT revenues	9,276	7,977	(14.0)
Total fixed line and SI/IT revenues	14,145	11,626	(17.9)

Voice-wholesale revenues	15,869	13,555	(14.6)
Other revenues	3,113	3,621	16.3
Total mobile revenues	18,982	17,176	(9.5)

Total revenues	33,127	28,802	(13.1)

EBITDA	(5,042)	(6,164)	(22.3)
Investments in tangible and intangible assets	358	150	(58.1)

The inclusion of secondary revenues and expenses mentioned earlier significantly affects the level of wholesale revenues and expenses of the segments, especially in the case of Headquarters.

Wholesale revenues (both fixed line and mobile) at Headquarters include the wholesale revenues received from other fixed line, mobile and international telecommunications service providers (primary revenues) as well as the secondary revenues charged to CBU and BBU for their interconnection expenses. Similarly, voice-, data- and Internet-related payments of the Headquarters include primary expenses (paid to external parties), as well as secondary expenses transferred to CBU and BBU related to their wholesale revenues.

Total revenues of Headquarters dropped by 13.1% reflecting primarily lower fixed line and mobile voice-wholesale revenues due to lower mobile termination fees from January 1, 2010. Lower volume of incoming international minutes and lower average HUF/EUR rate also led to decreased fixed line incoming international revenues.

Other fixed line revenues include mainly wholesale Internet, data and other revenues. Lower wholesale Internet revenues derived from much lower average wholesale DSL customer number, decreased traffic as well as from lower wholesale prices. In case of data revenues, the decline reflects decrease in international circuit leased line revenues due to lower prices, migration to lower priced services and unfavorable foreign exchange movements.

EBITDA decreased by 22.3% mainly due to lower total revenues, partly mitigated by lower voice-related payments.

Technology Business Unit

Technology Business Unit (“Technology”) performs the mobile and fixed network management and development activities as well as IT management.

HUF millions	3 months ended March 31, 2009	3 months ended March 31, 2010	Change (%)
Total revenues	2,654	1,975	(25.6)

EBITDA	(11,220)	(10,885)	3.0
Investments in tangible and intangible assets	9,190	7,034	(23.5)

The Technology Business Unit derives its revenues mainly from

i)                                         provision of internal services to other segments of the company (operation of IT and billing services, support of SAP and other applications);

ii)                                      provision of IT support, network maintenance and consulting services to subsidiaries;

iii)                                   network construction and maintenance services to external parties.

Technology is responsible for the operations and development of both the mobile and fixed network, the costs of which are not transferred to other business units leading to a significant negative EBITDA for this segment.

Improved EBITDA mainly resulted from lower material and maintenance expenses as well as lower employee-related expenses, partly offset by lower total revenues.

Macedonia

HUF millions	3 months ended March 31, 2009	3 months ended March 31, 2010	Change (%)
Total fixed line and SI/IT revenues	10,011	8,198	(18.1)

Total mobile revenues	10,837	10,186	(6.0)

Total revenues	20,848	18,384	(11.8)

EBITDA	11,467	8,185	(28.6)
Investments in tangible and intangible assets	1,359	1,868	37.5

The result of our Macedonian operations in HUF terms was strongly affected by the strengthening of HUF against MKD by 7.8% on average year over year.

Fixed line voice revenues decreased in MKD terms mainly as a result of lower voice-retail traffic revenues reflecting the loss of fixed lines and lower traffic affected by strong competition and mobile substitution. Higher Internet revenues were boosted by higher DSL connections reaching 137,761 at March 31, 2010 as compared to 106,264 a year earlier. The increase in TV revenues was owing to enlarging IPTV subscriber base.

Mobile revenues in local currency slightly increased mainly due to higher voice-retail revenues resulting from higher average postpaid customer base and increased MOU, partly offset by lower per minute fees. T-Mobile MK had a 54.9% share in the Macedonian mobile market and mobile penetration was 118.1% at the end of March 2010. Lower voice-wholesale, voice-visitor and decreased equipment revenues put downward pressure on total mobile revenues.

EBITDA of our Macedonian operations declined by 28.6% deriving mainly from the decrease in total revenues and the increase in other net operating expenses.

Montenegro

HUF millions	3 months ended March 31, 2009	3 months ended March 31, 2010	Change (%)
Total fixed line and SI/IT revenues	4,519	4,099	(9.3)

Total mobile revenues	3,698	3,349	(9.4)

Total revenues	8,217	7,448	(9.4)

EBITDA	2,812	1,810	(35.6)
Investments in tangible and intangible assets	788	603	(23.5)

Total results of the Montenegrin operations were negatively affected by the unfavorable change of the average HUF/EUR rate year over year.

In EUR terms, total fixed line and SI/IT revenues decreased mainly deriving from lower voice-retail revenues due to significantly lower outgoing traffic and loss of lines as a consequence of mobile substitution and lower voice-wholesale revenues relating to lower volume of international incoming traffic. These decreases were only partially offset by higher TV revenues (increased IPTV subscriber base) and higher Internet revenues (increased DSL connections).

Mobile revenues decreased primarily as a result of lower prepaid ARPU. Declining voice-wholesale revenues reflect lower domestic incoming traffic, partly compensated by increased SMS and MMS interconnection fees. Lower volume of visitor minutes led to significant decrease in visitor revenues.

EBITDA of our Montenegrin operations declined by 35.6% mainly due to lower total revenues and higher employee-related expenses due to severances, partly offset by lower voice-related payments and decreased net other operating expenses.

Contingent liabilities

The most significant contingent liabilities of the Group are described below. No provisions have been recognized for these cases as the management estimates that it is unlikely that these claims originating from past events would result in any material economic outflows from the Group.

Macedonia

Compensation for termination of a service contract by T-Mobile MK

In January 2002, T-Mobile MK signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile MK’s overdue receivables. After the expiration of the 3-month trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 4.3 billion. The first instance decision will be made by a primary court of Macedonia, the timing of which is uncertain.

Makedonski Telekom’s dispute on F2M termination fees

In 2005, Makedonski Telekom changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with the mobile operators the change in retail prices automatically decreased the interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, Cosmofon, submitted to the Agency for Electronic Communications (“Agency”) a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of Cosmofon as “ungrounded”. This decision of the Agency was appealed by Cosmofon by filing a law suit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 0.4 billion, but the management estimates it unlikely that this would result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

Prices offered at a Government bid for fixed line telephony services in Macedonia

Based on the Law on Electronic Communications (the “Law”) and upon Cosmofon’s request, the Agency made an inspection at Makedonski Telekom regarding the Government’s tender for procuring fixed line telephone services on September 24, 2009. In its request Cosmofon stated that Makedonski Telekom had submitted an offer with prices that are predatory and not published in its official pricelist. In its written answer, Makedonski Telekom pointed out that the official pricelist contains only the standard prices excluding the special discounts and tariff models. We believe that Makedonski Telekom offered these prices in accordance with the conditions of the relevant bid, taking care that those are not predatory, i.e. the allegations are groundless. The Agency has not responded yet. Should Makedonski Telekom be found in breach of the Law, the potential fine can be as high as 7% of the total annual revenue of Makedonski Telekom for 2008, i.e. the maximum amount of the fine may reach HUF 3.0 billion.

Montenegro

Employee salary dispute in Montenegro

405 employees initiated a legal proceeding against Crnogorski Telekom and T-Mobile CG, requesting the payment of compensation for not increasing salaries from 2005 until June 2008. The plaintiffs are referring to the regulation of this matter by the Collective Bargaining Agreement (“CBA”). Management’s view is that automatic salary increase is not established in the CBA, therefore management believes that the Group will not be subject to any compensations payable. The maximum exposure is approximately HUF 0.4 billion, for which no provision has been recognized.

Significant events between the end of the quarter and the publishing of the “Interim management report”

On April 7, 2010 Magyar Telekom Plc. held its Annual General Meeting. The Annual General Meeting approved the audited annual financial statements of Magyar Telekom Plc. and the Magyar Telekom Group and the Board of Directors’ corporate governance report for 2009. In addition, it determined the dividend payable on the 2009 profit. The shareholders elected new members of the Board of Directors, the Supervisory Board and the Audit Committee, approved amendments to the Company’s Articles of Association and elected an auditor.

On April 21, 2010 Magyar Telekom’s Board of Directors has decided on changes to the management structure of the company, in order to further improve its effectiveness in responding to quickly changing market and economic conditions.

All mass market product management, communications, market research and branding competencies, previously distributed across different areas of the company, will be combined under a new Chief Marketing Officer. This position will be assumed by István Király, currently Director of Marketing in Magyar Telekom’s Business Services Business Unit.

A Chief Sales Officer will be appointed responsible for sales, customer service, provisioning and logistics for customer premise equipment.

At the same time, a number of policy and governance functions including Legal, Regulatory affairs, Compliance, Internal Audit and Security, currently reporting to the CEO, will operate under a new Chief Legal and Corporate Affairs Officer. This position will be held by Balázs Máthé, currently Magyar Telekom’s General Counsel.

All finance activities currently operating in different organizations of the company will be combined under the Chief Financial Officer, Thilo Kusch.

In addition to the changes above, Chief Strategy and Corporate Development Officer, Róbert Pataki, will also assume responsibility for Magyar Telekom’s wholesale business.

Due to the organizational changes János Winkler, Chief Officer for Consumer Services, has left Magyar Telekom on the basis of a mutual agreement as of April 30. Until the new Chief Officer positions become effective July 1, 2010 Chief Executive Officer Christopher Mattheisen will assume responsibility for the current Consumer Services Business Unit.

New Chief Officers will become members of Magyar Telekom’s Management Committee, reporting directly to the CEO. The organizational changes will take effect as of July 1, 2010.

Declaration

We the undersigned declare that to the best of our knowledge the attached report gives a true and fair view of the financial position and performance of Magyar Telekom and its controlled undertakings, contains an explanation of material events and transactions that have taken place during the relevant period and their impact on the financial position of Magyar Telekom and its controlled undertakings.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, May 12, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: May 12, 2010